China Technology Announces Proposed Acquisition of All Solar Energy Related Assets of a Leading Solar Products Provider

HONG KONG, 17 September, 2007 / China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”) today announced the proposed acquisition of all solar energy assets and business of Shenzhen Soyin Electrical Appliance Industrial Co., Ltd. (“Soyin”).

The Company expects to contribute US$5.8 million (RMB43, 800,000) in cash consideration to a new joint venture, Shenzhen Shengguang New Energy Technology Co., Ltd. (the “JV Company”), pursuant to the joint venture agreement signed by the Company and Soyin on September 14, 2007. The Company will be the largest shareholder of the JV Company, holding a 49% ownership interest. All of Soyin’s existing solar energy business will be solely operated by the JV Company upon completion of its establishment. In addition, the board of directors of the JV Company will consist of five directors and three of them will be appointed by the Company.

Soyin, founded in 1998, is a leading Photovoltaic (PV) application product provider in China. Soyin’s major customers are from overseas which include Atico (one of the largest trading companies in U.S.), Test Rite Group (top 3 trading companies in Taiwan) and Axone (top trading company in France), etc.

Mr. Alan Li, Chairman and Chief Executive Officer of the Company, commented “This acquisition of the solar energy business presents a significant opportunity to accelerate the expansion and growth of the Company’s business portfolio in the solar energy market. We are committed to growing our business both through organic growth and strategic acquisitions.”

Mr. Zhenwei Lu, General Manager of China Merchants Technology Holdings Co., Ltd., stated “With strong government endorsement and abundant resources from China Merchants Group, the largest shareholder of CTDC, this acquisition represents a significant step in CTDC’s strategy to invest in the solar energy business. We believe it’s a natural fit for CTDC to further invest in the downstream application sector and are fully supportive of its business expansion.”

About CTDC:
CTDC is engaged in information network security in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.